Exhibit 1

For Immediate Release

Pointer Telocation Ltd. Reports Record Results
for the Financial Year 2013

•	GAAP net income for the fourth quarter and full year of 2013 was $3.9 million and $7.3 million, respectively;
•	Non-GAAP net income was $1.9 million and $7.4 million, up 17% and 26% year-on-year, respectively;
•	Fourth quarter revenues were up 28% year-on-year, full year revenues were up 15%;
•	Revenues from international activities in the fourth quarter of 2013 were up to 33% of total revenues, compared with 25% in the previous year.

Rosh HaAyin, Israel, February 27, 2014, Pointer Telocation Ltd. (Nasdaq CM: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM) and roadside assistance services for the automotive industry, announced today its financial results for the three month period and fiscal year ended December 31, 2013.

Financial Summary for the Fourth Quarter of 2013

Revenues increased 28% to $28.1 million compared to $21.9 million in the fourth quarter of 2012. International activities for the fourth quarter of 2013 accounted for 33% of total revenues compared to 25% in the fourth quarter of 2012.

Revenues from products increased 22% to $9.6 million (34% of revenues) compared to $7.9 million (36% of revenues) in the fourth quarter of 2012. Pointer's revenues from services increased 32% to $18.4 million (66% of revenues) compared to $14.0 million (64% of revenues) in the fourth quarter of 2012. Revenues from products and services increased due to growth in MRM activities.

Gross Profit was $9.1 million (32.5% of revenues), an increase of 28% compared to $7.1 million (32.5% of revenues) in the fourth quarter of 2012.

Operating Income was $1.2 million (4.3% of revenues) compared to an operating income of $1.2 million (5.5% of revenues) in the fourth quarter of 2012.

Profit from continuing operations attributable to Pointers' shareholders was $3.7 million (13% of revenues), or $0.68 per share compared to net income of 609 thousand (2.8% of revenues), or $0.11 per share, in the fourth quarter of 2012. Profit from continuing operations included $2.9 million of onetime profit in connection with the Brazilian transaction (comprised of $3.3 million in profit from the Brazilian transaction offset by a one-time $0.4 million ‘other expense’ related to the termination cost of the former general manager of Pointer's subsidiary).

Net income was $3.9 million (14.0% of revenues) compared with $896 thousand (4.1% of revenues) in the fourth quarter of 2012.

Non GAAP net income was $1.9 million (6.8% of revenues), an increase of 17% compared to non-GAAP net income of $1.6 million (7.5% of revenues) in the fourth quarter of 2012.

Adjusted EBITDA was $2.7 million, which is comparable to that of the fourth quarter of 2012.

Financial Summary for the Full Year of 2013

Revenues for 2013 increased 15% to $97.9 million compared to $84.8 million in 2012. International activities for 2013 accounted for 29% of total revenues compared to 26% in 2012.

Revenues from products increased 14% to $34.6 million (35% of revenues) compared to $30.4 million (36% of revenues) in 2012. Revenues from services increased 16% to $63.2 million (64% of revenues) compared to $54.4 million (64% of revenues) in 2012. Revenues from products and services increased due to growth in MRM activities.

Gross Profit was $31.6 million (32.3% of revenues) in 2013, an increase of 12.4% compared to $28.1 million (33.1% of revenues) in 2012.

Operating Income was $6 million (6.1% of revenues) in 2013 compared to operating income of $5.1 million (6.0% of revenues) in 2012.

Profit from continuing operations attributable to Pointers' shareholders was $6.3 million (6.4% of revenues), or $1.14 per share, compared to net income of $1.2 million (plus the part of loss from discontinued operations) (2.1% of revenues), or $0.35 per share in 2012.

Net income was $7.3 million (7.4% of revenues) compared to $ 1.6 million (1.9% of revenues) in 2012.

Non GAAP net income was $7.4 million (7.6% of revenues), compared to non-GAAP net income of $5.9 million (6.9% of revenues) in 2012.

Adjusted EBITDA was $10.8 million, an increase of 2% compared to $10.6 million 2012.

David Mahlab, Pointer's Chief Executive Officer, commented on the results: "We are delighted with our performance in 2013, including our strong growth in revenue and full year net income as well as our general improvement in profitability resulting from growth in our MRM activities. We continue investing in infrastructure and recently released additional new mobile resource management (MRM) technologies and services which will improve our profitability, competitive market position and grow our business in 2014.”

Mr. Mahlab further continued: “Towards the end of 2013 we fully consolidated our Brazilian subsidiary, and post year-end, we purchased the remaining minority holdings of our subsidiary Shagrir, reaching full ownership. These two transactions greatly simplify our company structure and will enable us to better benefit from the synergies across our various operations throughout the world. We currently see global opportunities and keep searching for additional growth through acquisitions mainly in developing markets, in which we can leverage our infrastructure and know-how, to penetrate the market and grow our business.”

Conference Call Information

Pointer Telocation's management will host today, Thursday,  February 27th, 2014 a conference call with the investment community to review and discuss the financial results, and will also be available to answer questions.

The conference call will commence at 9:30 AM Eastern Time, 4:30 PM Israel time.

To participate in the call, please dial in to one of the teleconference numbers below. Please begin placing your call at least 5 minutes before the time set for the commencement of the conference call.

From USA: + 1-888-281-1167, From Israel: 03-918-0644

A replay will be available from February 28th, 2014 at the company website: www.pointer.com

Reconciliation between results on a GAAP and Non-GAAP basis

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses adjusted EBITDA and non-GAAP net income as a non-GAAP financial performance measurement.

We calculate adjusted EBITDA by adding back to net income, net loss from discontinued operations, financial expenses, taxes, depreciation, the effects of non-cash stock-based compensation expense, amortization and non-cash impairment of goodwill, intangible assets  and profit raise from gaining control in subsidiary previously treated by the equity method.

We calculate non-GAAP net income by adding back to net income, net loss from discontinued operations, the effects of non-cash stock based compensation expenses, amortization of intangibles related to acquisitions and non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets, goodwill and profit raise from gaining control in subsidiary previously treated by the equity method and a onetime ‘other expense’ related to the termination cost of a former general manger of a Pointer subsidiary.

The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges that are considered by management to be outside of our core operating results.

Adjusted EBITDA and non-GAAP net income are provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. Adjusted EBITDA and non GAAP net income should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Pointer Telocation

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing list of customers and products installed in more than 45 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

For more information, please visit http://www.pointer.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact:
Zvi Fried, V.P. and Chief Financial Officer	Kenny Green/Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel.: +1 646 201 9246
E-mail: zvif@pointer.com	E-mail: Pointer@gkir.com

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2013	2012

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,349	$3,685
Restricted cash	81	108
Trade receivables	19,793	16,215
Other accounts receivable and prepaid expenses	2,033	2,069
Inventories	6,038	3,982

Total current assets	31,294	26,059

LONG-TERM ASSETS:
Long-term accounts receivable	546	582
Severance pay fund	9,349	8,125
Property and equipment, net	13,975	10,364
Investment and long term loans to affiliate	-	814
Other intangible assets, net	3,045	2,242
Goodwill	55,455	47,190

Total long-term assets	82,370	69,317

Total assets	$113,664	$95,376

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2013	2012
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$10,624	$11,129
Trade payables	14,793	11,248
Deferred revenues and customer advances	7,900	6,954
Other accounts payable and accrued expenses	10,611	7,251

Total current liabilities	43,928	36,582

LONG-TERM LIABILITIES:
Long-term loans from banks	9,301	9,339
Long-term loans from shareholders and others	1,320	925
Other long-term liabilities	5,739	3,765
Accrued severance pay	10,317	9,419

	26,677	23,448
COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd's shareholders' equity:
Share capital	3,878	3,871
Additional paid-in capital	120,996	120,290
Accumulated other comprehensive income	1,876	1,127
Accumulated deficit	(89,220)	(95,540)

Total Pointer Telocation Ltd's shareholders' equity	37,530	29,748

Non-controlling interest	5,529	5,598

Total equity	43,059	35,346

Total liabilities and shareholders' equity	$113,664	$95,376

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,		Three months ended December 31,
	2013	2012	2013	2012
Revenues:
Products	$34,662	$30,402	$9,640	$7,877
Services	63,195	54,430	18,439	14,009
Total revenues	97,857	84,832	28,079	21,886
Cost of revenues:
Products	20,763	17,988	5,964	4,582
Services	45,497	38,573	12,987	10,182
Amortization and impairment of intangible assets	-	181	-

Total cost of revenues	66,260	56,742	18,951	14,764
Gross profit	31,597	28,090	9,128	7,122

Operating expenses:
Research and development	3,244	2,716	948	680
Selling and marketing	10,398	9,067	2,874	2,484
General and administrative	10,539	9,232	3,374	2,246
Other expenses	403	-	403	-
Amortization of intangible assets	967	1,987	328	501

Total operating expenses	25,551	23,002	7,927	5,911

Operating income	6,046	5,088	1,201	1,211
Financial expenses, net	1,077	1,628	292	343
Other expenses (income), net	(3,299)	5	(3,299)	(7)

Income before taxes on income	8,268	3,455	4,208	875
Taxes on income	1,337	861	283	123

Income after taxes on income	6,931	2,594	3,925	752
Equity in gains of affiliate	340	38	-	144

Income from continuing operations	7,271	2,632	3,925	896
Loss from discontinued operations, net	-	995	-	-
Net income	$7,271	$1,637	$3,925	$896

Profit from continuing operations attributable to:
Equity holders of the parent	6,320	1,203	3,756	609
Non-controlling interests	951	434	169	287
	$7,271	$1,637	$3,925	$896

Earnings per share from continuing operations attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings per share	$1.14	$0.35	$0.68	$0.11

Diluted net earnings per share	$1.1	$0.35	$0.65	$0.11

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2013	2012	2013	2012

Cash flows from operating activities:
Net income	$7,271	$1,637	$3,925	$896
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment	4,049	5,546	1,281	1,276
Profit raise from gaining control in subsidiary previously treated by the equity method	(3,299)	-	(3,299)	-
Accrued interest and exchange rate changes of debenture and long-term loans	21	118	58	99
Accrued severance pay, net	(397)	91	(283)	(12)
Changes in long-term loans to affiliate	-	-	-	(34)
Gain from sale of property and equipment, net	(195)	(271)	(26)	(43)
Equity in gains of affiliate	(340)	(38)	-	(144)
Amortization of stock-based compensation	374	265	211	43
Decrease in restricted cash	27	15	10	5
Decrease (increase) in trade receivables, net	(1,270)	(1,572)	1,582	1,300
Increase in other accounts receivable and prepaid expenses	148	46	511	506
Decrease (increase) in inventories	(685)	732	260	265
Deferred income taxes, net	1,272	847	601	109
Decrease (increase) in long-term accounts receivable	(4)	234	(16)	(35)
Increase (decrease) in trade payables	1,290	965	(241)	579
Increase (decrease) in other accounts payable and accrued expenses	1,449	(274)	(269)	(657)

Net cash provided by operating activities	9,711	8,341	4,305	4,153

Cash flows from investing activities:
Purchase of property and equipment	(4,663)	(4,033)	(1,475)	(818)
Proceeds from sale of property and equipment	1,216	1,733	(242)	539
Investment and loans/Repayments in affiliate	137	(669)	36	25
Acquisition of Subsidiary (a)	(3,973)	(251)	(3,973)	-
Purchase of activity (b)	-	(3,125)	-	-

Net cash used in investing activities	(7,283)	(6,345)	(5,654)	(254)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2013	2012	2013	2012

Cash flows from financing activities:

Receipt of long-term loans from banks	7,127	11,670	3,417	2,346
Repayment of long-term loans from banks	(10,137)	(12,253)	(2,278)	(2,856)
Dividend paid to non-controlling interest	-	(1,215)	-	(1,215)
Proceeds from issuance of shares	7	1,945	7	-
Short-term bank credit, net	563	(345)	950	(306)

Net cash used in financing activities	(2,440)	(198)	2,096	(2,031)

Effect of exchange rate changes on cash and cash equivalents	(324)	419	(95)	(257)

Increase (decrease) in cash and cash equivalents	(336)	2,217	652	1,611
Cash and cash equivalents at the beginning of the year	3,685	1,468	2,697	2,074

Cash and cash equivalents at the end of the year	$3,349	$3,685	$3,349	$3,685

(a) Acquisition of subsidiary:
Working capital (Cash and cash equivalent excluded)	130	-	130	-
Property and equipment	2,486	22	2,486	-
Technology	-	58	-	-
Other intangible assets	1,690	-	1,690	-
Goodwill	4,894	304	4,894	-
Long term loans from banks and others	(1,342)	-	(1,342)	-
Investment in subsidiary previously treated by the equity method	(3885)	-	(3885)	-
Minority Interest	-	(133)	-	-

	$3,973	$251	$3,973	$-
(b) Purchase of business activity:
Working capital	-	27	-	-
Property and equipment	-	112	-	-
Customer list	-	1,364	-	-
Goodwill	-	1,669	-	-
Accrued severance pay, net	-	(23)	-	-
Employees accruals	-	(24)	-	-

	$-	$3,125	$-	$-

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

ADDITIONAL INFORMATION

U.S. dollars in thousands

The following table reconciles the GAAP to non-GAAP operating results:

Non GAAP Net income

	Year ended December 31,		Three months ended December 31,
	2013	2012	2013	2012
	Unaudited

GAAP Net income as reported:	$7,271	$1,637	$3,925	$896
amortization and impairment of intangible assets	967	2,168	328	501
Loss from discontinued operations, net	-	995	-	-
Other expenses of termination costs	403	-	403	-
Profit raise from gaining control in subsidiary previously treated by the equity method	(3,299)	-	(3,299)	-
Stock based compensation expenses	374	265	211	43
Non-cash tax expenses (income) resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill	1,700	819	350	200

Non-GAAP Net income	$7,416	$5,884	$1,918	$1,640

Adjusted EBITDA

	Year ended December 31,		Three months ended December 31,
	2013	2012	2013	2012
	Unaudited

GAAP Net income as reported:	$7,271	$1,637	$3,925	$896

Loss from discontinued operations, net	-	995	-	-
Financial expenses, net	1,077	1,628	292	343
Tax on income	1,337	861	282	123
Profit raise from gaining control in subsidiary previously treated by the equity method	(3,299)	-	(3,299)	-
Stock based compensation expenses	374	265	211	43
Depreciation, amortization and impairment of goodwill and intangible assets	4,049	5,198	1,281	1,276

Adjusted EBITDA	$10,809	$10,584	$2,692	$2,681